UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date:  April 19, 2007

“Timothy Searcy”

Timothy O. Searcy, President, Chief

Executive Officer and a member of

the Board of Directors

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Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

News Release, Vancouver, April 19, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) (“Luna” or the “Company”) announces that it has been granted a two year extension of its exploration license at its wholly owned Aurizona Gold Project.

Suite 1050 - 625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-7317 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

LUNA GOLD RECEIVES EXPLORATION EXTENSION AT ITS AURIZONA GOLD
PROJECT AND APPLIES FOR MORE GROUND

Vancouver, April 19, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) (“Luna” or the “Company”) is pleased to announce that it has been granted a two year extension of its exploration licence at its wholly owned Aurizona Gold Project.

Luna’s COO, Jim Bahan, advises “We are currently designing a work program to expand and improve the quality of the historic resource with the intention of assessing its economic potential.  Upon the successful completion of this program, Luna will request that the ground containing the updated resource be added to the Aurizona mining licence.”

Luna has 20,131 ha of claims at Aurizona with 10,000 ha held in an exploration licence and the remainder held in a mining licence.  The exploration claim hosts an historic gold resource, Tatajuba, that is an along strike extension of the main mineralized zone at Aurizona.  Tatajuba represents about 9% of the historic resource estimate previously described in Luna’s press release dated December 21, 2006.

Luna has also applied for, approximately, another 30,000 ha of exploration licences that are contiguous with its current claim block and are located to the immediate south and west of Tatajuba.

About Luna Gold Corp

Luna is a mining exploration company with a focus on gold development in Brazil and gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.

“Tim Searcy”

Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com

For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Regulatory Footnotes

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the United States Securities Act of 1933 and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.